For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: JulieS@powerdsine.com

FOR IMMEDIATE RELEASE

PowerDsine Reports Second Quarter 2005 Financial Results
- - - -
Second Quarter Sales of $10.5 Million; 3.8% Sequential Quarterly Growth

Hod Hasharon, Israel, July19, 2005 - PowerDsine™ Ltd. (NASDAQ: PDSN), announced today financial results for the second quarter ended June 30, 2005.

For the second quarter of 2005, sales were $10.5 million compared to sales of $10.4 million for the second quarter of 2004. On a sequential basis, sales increased 3.8% from sales of $10.1 million in the first quarter of 2005. These results are in line with guidance provided during the Company’s first quarter conference call.

The Company reported a net profit for the second quarter of 2005 of $0.8 million, or, $0.04 per diluted share, compared with a net loss of $3.0 million, or $0.56 per diluted share, for the second quarter of 2004, and a net profit of $0.8 million, or $0.04 per diluted share, for the first quarter of 2005.

Net profit for the second quarter of 2005 includes $0.5 million of non-cash stock-based compensation expense, compared to $4.2 million of non-cash stock-based compensation expense in the second quarter of 2004, and $0.5 million of non-cash stock-based compensation expense in the first quarter of 2005.

Non-GAAP net income excludes the effects of non-cash stock-based compensation expense. Non-GAAP net income for the second quarter of 2005 was $1.3 million, or $0.06 per share, compared to non-GAAP net income for the second quarter of 2004 of $1.2 million, or $0.06 per share, and non-GAAP net income for the first quarter of 2005 of $1.3 million, or $0.06 per share.

As of June 30, 2005, the Company had cash, cash equivalents and marketable debt securities of $76.3 million as compared to $80.8 million as of December 31, 2004. This decrease was caused primarily due to a one-time payment of withholding taxes resulting from employees' exercise of share options, which occurred during the first quarter of 2005.

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “We are pleased to have achieved sequential growth that was in line with our expectations during a quarter that was highlighted by several key accomplishments. In addition to our continued penetration of the markets in which we operate, the second quarter marked a major development for PowerDsine as we were selected for inclusion in the Cisco Technology Partner program. With an even stronger team of technological leaders behind us, we are strongly positioned to continue to lead the growth of the rapidly evolving PoE market.”

Mr. Rotem concluded, “With one of the industry-leading technologies, supported by a growing IP portfolio, a strong and established position in a fast growing market as well as a sound financial position, we believe that PowerDsine has the right combination of ingredients for future growth and success.”

Earnings Conference call

The Company will host a conference call to discuss its financial results and other second quarter business developments at 8:00 a.m. EDT on Tuesday, July 19, 2005. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EDT, July 19, 2005 until July 26, 2005 at 11:59 p.m. EDT. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 6235062.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2005
(U.S. dollars in thousands)

	June 30,	December 31,
	2005	2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,303	$15,616
Short-term marketable debt securities	30,581	28,149
Accounts receivable	12,483	7,563
Inventories	1,022	1,431
Total current assets	55,389	52,759

PROPERTY AND EQUIPMENT - net	1,788	1,623

INVESTMENTS AND OTHER LONG-TERM ASSETS	36,151	38,743
Total assets	$93,328	$93,125

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	10,988	13,827

ACCRUED SEVERANCE PAY	2,161	1,973

Total liabilities	13,149	15,800
SHAREHOLDERS’ EQUITY	80,179	77,325
Total liabilities and shareholders' equity	$93,328	$93,125

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2005
(U.S. dollars in thousands, except per share data)

Three months ended June 30,		Six months ended June 30,
2005	2004	2005	2004
Unaudited	Unaudited	Unaudited	Unaudited

SALES- NET	$10,455	$10,445	$20,525	$18,569
COST OF SALES	4,830	5,095	9,540	9,129
GROSS PROFIT	5,625	5,350	10,985	9,440
RESEARCH AND DEVELOPMENT
EXPENSES	1,627	1,672	3,308	3,080
SELLING AND MARKETING EXPENSES	2,328	1,843	4,338	3,534
GENERAL AND ADMINISTRATIVE
EXPENSES	899	585	1,848	1,035
STOCK - BASED COMPENSATION	538	4,248	997	4,835
INCOME (LOSS) FROM OPERATIONS	233	(2,998)	494	(3,044)
FINANCIAL INCOME - net	560	30	1,125	51
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	793	(2,968)	1,619	(2,993)
TAXES ON INCOME	(36)	(38)	(70)	(71)
NET INCOME (LOSS) FOR THE PERIOD	$757	$(3,006)	$1,549	$(3,064)
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$0.04	$(0.56)	$0.08	$(0.86)
Diluted	$0.04	$(0.56)	$0.07	$(0.86)
WEIGHTED AVERAGE SHARES USED IN COMPUTING
NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	19,458,989	5,409,682	19,422,987	3,554,051
Diluted	20,635,950	5,409,682	20,697,111	3,554,051

POWERDSINE LTD.
(An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands, except per share data)

To supplement our consolidated financial statements presented in accordance with GAAP, the accompanying table shows a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
GAAP net profit (loss) - for the period	$757	$(3,006)	$1,549	$(3,064)
Stock-based compensation expense	538	4,248	997	4,835
Pro-forma (non-GAAP) net income- for the period	$1,295	$1,242	$2,546	$1,771
PRO-FORMA NET INCOME PER ORDINARY SHARE:	$0.06	$0.06	$0.12	$0.08

WEIGHTED AVERAGE SHARES USED IN COMPUTING PRO FORMA NET INCOME PER ORDINARY SHARE (IN MILLIONS):	21.4	21.4	21.4	21.4